UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)1

HOME BANCORP, INC.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

43689E 10 7

(CUSIP Number)

December 31, 2008

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]   Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

______________________________

     1      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP NO. 43689E 10 7	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Home Bancorp, Inc. Employee Stock Ownership Plan Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 705,223
	6.	SHARED VOTING POWER 8,927
	7.	SOLE DISPOSITIVE POWER 705,223
	8.	SHARED DISPOSITIVE POWER 8,927
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 714,150
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8%
12.	TYPE OF REPORTING PERSON EP

CUSIP NO. 43689E 10 7	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Home Bancorp, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

503 Kaliste Saloom Road
Lafayette, Louisiana 70508

Item 2(a).	Name of Person Filing:

Home Bancorp, Inc. Employee Stock Ownership Plan Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Home Bank
503 Kaliste Saloom Road
Lafayette, Louisiana 70508

Item 2(c).	Citizenship:

Louisiana

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:

43689E 10 7

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

(f)	[ X ] An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F).

CUSIP NO. 43689E 10 7	13G	Page 4 of 6 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

714,150

(b)	Percent of class: 8% (based on 8,926,875 shares issued and outstanding as of December 31, 2008)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 705,223 _
(ii)	Shared power to vote or to direct the vote 8,927
(iii)	Sole power to dispose or to direct the disposition of 705,223
(iv)	Shared power to dispose or to direct the disposition of 8,927

The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, with individual accounts for the benefit of participating employees and their beneficiaries.  The reporting person’s assets are held in trust by trustees John W. Bordelon, Joseph B. Zanco, Michael P. Maraist and Henry W. Busch (“Plan Trustees”).  The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by the Plan Trustees, as of December 31, 2008.  As of December 31, 2008, 8,927 shares of Common Stock were allocated to individual accounts established for participating employees and their beneficiaries and 705,223 unallocated shares were held and were available for allocation in future years.  In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts through the Plan Trustees, who have shared voting power over the allocated Common Stock.  Any unallocated Common Stock is generally required to be voted by the Plan Trustees in the same manner that the majority of the shares of Company Stock which have been allocated to the accounts of individual participants and beneficiaries are actually voted thereby, subject in each case to the fiduciary duties of the Plan Trustees and applicable law.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable since the reporting entity owns more than 5% of the class.

CUSIP NO. 43689E 10 7	13G	Page 5 of 6 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts.  Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, or (ii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable since the reporting entity is not a member of a group.

Item 9.	Notice of Dissolution of Group.

Not applicable since the reporting entity is not a member of a group.

CUSIP NO. 43689E 10 7	13G	Page 6 of 6 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This report is not an admission that the Plan Trustees are the beneficial owners of any securities covered by this report, and the Plan Trustees expressly disclaim beneficial ownership of all shares reported herein pursuant to Rule 13d-4, other than shares allocated to the individual accounts of the Plan Trustees, as applicable, over which they have voting power.

Home Bancorp, Inc. Employee
Stock Ownership Plan Trust

February 9, 2009	By:	/s/John W. Bordelon
John W. Bordelon, Trustee

February 9, 2009	By:	/s/Michael P. Maraist
Michael P. Maraist, Trustee

	By:	/s/Henry W. Busch
February 9, 2009		Henry W. Busch, Trustee

/s/Joseph B. Zanco
February 9, 2009	By:	Joseph B. Zanco, Trustee